                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rule 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934




                              Steel Dynamics, Inc.
                   -----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                   858119100
                   -----------------------------------------
                                 (CUSIP Number)






                        (Continued on following page(s))

                               Page 1 of _ Pages





         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   858119100                13G                   PAGE  2  OF _ PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Heavy Metal, L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [   X  ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Commonwealth of Virginia

                    5    SOLE VOTING POWER

                           6,233,926 shs.  (See Note 1 to Item 4)


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY              -0-
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                  6,233,926 shs.  (See Note 2 to Item 4)


                    8    SHARED DISPOSITIVE POWER

                           -0-


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,233,926 shs.  (See Note 1 to Item 4)



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       13.0%


12   TYPE OF REPORTING PERSON*

       00




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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------




Item 1.    (a).    Name of Issuer:

                     Steel Dynamics, Inc.

           (b).    Address of Issuer's Principal Executive Offices:

                     4500 County Road 59
                     Butler, IN  46721


Item 2.    (a).    Name of Person Filing:

                     Heavy Metal, L.C.


           (b).    Address of Principal Business Office:

                     1610 North Calhoun Street
                     Fort Wayne, IN  46808
                     (Prior address: 1650 21st St., Santa Monica, CA  90404)




                              Page 3 of _ Pages

Item 2.    (c).    Citizenship:

                     Commonwealth of Virginia


           (d).    Title of Class of Securities:

                     Common Stock

           (e).    CUSIP Number:

                     858119100

Item 3. This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b), but is filed pursuant to Section 13g(1) and (3) and Rule 13d-1(c) by a person "otherwise... not required to file" a Schedule 13D pursuant to Rule 13d-1(a).


Item 4.            Ownership.

           (a).    Amount Beneficially Owned

                    6,233,926 shs.(1)

           (b).    Percent of Class:

                     13.0%(1)

           (c).    Number of Shares as to which Heavy Metal, L.C. has:

                   (i)   sole power to vote or to direct the vote 6,233,926
                         shs.(1)

                   (ii)  shared power to vote or to direct the vote -0-

                   (iii) sole power to dispose or to direct the disposition of
                         6,233,926 shs.(2)

                   (iv) shared power to dispose or to direct the disposition of -0-

---------------

(1) Heavy Metal, L.C. is a party to a Stockholders Agreement, dated as of June 30, 1994 (as amended by Amendments Nos. 1 through 3, the "Stockholders Agreement"), between the Issuer (Steel Dynamics, Inc.), Heavy Metal, L.C., and various other stockholders identified therein. Pursuant to the Stockholders Agreement, Heavy Metal, L.C. and the other stockholders bound thereby (including the "Bain Group," General Electric Capital Corporation ("GECC"), the "Whitney Group," the "Keylock Group," Low Cost Limited Partnership, Keith E. Busse, Mark D. Millett, Richard P. Teets, Jr., Tracy
     L. Shellabarger, Steelink Co., Preussag Stahl AG, Sumitomo Corporation and Sumitomo Corporation of America, and members identified as the "Subdebt Group"), have agreed that the shares of Steel Dynamics, Inc. Common Stock owned by them (the "Stockholder Shares") will be subject to certain prior rights and obligations as between the parties. For a period of ten years or until a "public float" has been realized (defined as the date upon which 25% of the outstanding Common Stock has been sold to the public pursuant to effective registration statements under the Securities Act), each holder of Stockholder Shares (including Heavy Metal, L.C.) will vote all of its Stockholder Shares, inter alia, to maintain the authorized number of directors on Steel Dynamics, Inc.'s Board of Directors at an agreed level (currently ten persons), and, further, to elect to the Board one representative each designated by the holders of a majority of the Bain Shares, one representative designated by the holders of a majority of the Heavy Metal Shares, one representative designated by the holders of a majority of the GECC Shares, one representative designated by the holders of a majority of the Whitney Shares, one representative designated by the holders of a majority of the Keylock Shares, one representative designated by the holders of a majority of the Keith Busse Shares, one representative designated by the holders of a majority of the Mark Millett Shares, one representative designated by the holders of a majority of the Richard Teets Shares, one representative designated by the holders of a majority of the Busse, Millett and Teets Shares, and one representative designated by the holders of a majority of the Preussag Shares. Furthermore, in the event that the Board of Directors of Steel Dynamics, Inc. approves of a sale of the Company (not otherwise prohibited) each holder of Stockholder Shares is required to consent thereto (a requirement which likewise ceases to exist upon the Company's attainment of a "public float"). As of year end, December 31, 1996, in addition to Heavy Metal, L.C.'s 6,233,926 shares, the other parties holding Stockholder Shares who were bound by the terms of the Stockholders Agreement held in the aggregate 30,243,103 shares, for a combined total of 36,477,029 shares of Steel Dynamics, Inc.'s Common Stock subject to the Stockholders Agreement, or 76.3% of the total shares of Common Stock outstanding as of December 31, 1996. Accordingly, so long as the Stockholders Agreements remains in effect, Heavy Metal, L.C. may by virtue thereof be deemed to share voting power with the other stockholder parties to or beneficiaries of the Stockholders Agreement as to those matters that are subject to the Stockholders Agreement. Heavy Metal, L.C., however, disclaims any beneficial ownership of all shares of Common Stock other than the 6,233,926 shares of Common Stock of Steel Dynamics, Inc. owned by Heavy Metal, L.C.

(2) Heavy Metal, L.C. is a party to a "lock-up" agreement, effective November 21, 1996, with Morgan Stanley and Co. Incorporated ("Morgan Stanley"), entered into with Heavy Metal, L.C. and all other signatories to and beneficiaries of the Stockholders Agreement described in Footnote 1 herein, all in connection with Steel Dynamics, Inc.'s Initial Public Offering of its Common Stock by Morgan Stanley and certain other underwriters on that date. Under the terms of the Lock-up Agreement, Heavy Metal, L.C. and the others have agreed that for a period of one hundred eighty days following November 21, 1996, without the prior written consent of Morgan Stanley, it
     (they) will not either (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, or otherwise transfer or dispose of (directly or indirectly) any shares of Steel Dynamics, Inc.'s Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (provided that such shares or securities were acquired prior to or in connection with the Initial Public Offering), or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares of Common Stock, whether any such transactions described in (1) or (2) herein is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. Accordingly, so long as the Lock-up Agreement remains in effect, Heavy Metal, L.C. may be deemed to share with Morgan Stanley a power to dispose of the shares of Common Stock owned by Heavy Metal, L.C. and subject to the Lock-up Agreement. In addition, under the Stockholders Agreement previously described in Footnote 1 herein, a holder of "Stockholder Shares," including all shares held by Heavy Metal, L.C., is not entitled to sell, transfer, assign, pledge, or otherwise dispose of any interest in such shares (except if an "exempt transfer" as defined therein), unless twenty days prior to taking any such action, the stockholder delivers an "Offer Notice" to all other holders of Stockholder Shares, disclosing the applicable number of securities intended to be transferred, the price at which the transaction is proposed to be made, and other relevant terms and conditions. The other holders of Stockholder Shares then have twenty days within which to purchase their respective pro rata shares. Therefore, to the extent that Heavy Metal, L.C. may wish to effect a transfer which is covered by the terms of the Stockholders Agreement, and for such time as these transfer restrictions continue to apply (specifically, until the attainment by the Company of a "public float"), Heavy Metal, L.C. may be deemed to share with the other holders of Stockholder Shares a power to dispose of its own shares of Common Stock subject to the Stockholders Agreement. Heavy Metal, L.C., however, disclaims any beneficial ownership of all shares of Common Stock other than the 6,233,926 shares of Common Stock of Steel Dynamics, Inc. owned by Heavy Metal, L.C.




                              Page 4 of 6 Pages


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Item 5.            Ownership of Five Percent or Less of a Class:

                     N/A



Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                   The Operating Agreement of Heavy Metal, L.C. provides, inter alia, that members of the limited liability company, whose ownership interests are determined by their ownership of equity units, are entitled to receive their proportionate part of any distributions of income (which could but need not necessarily consist of dividends, if any, paid with respect to the Steel Dynamics, Inc. common stock owned by Heavy Metal, L.C.) or, under certain circumstances, some or all of the proceeds from the sale, if any, of Steel Dynamics, Inc. common stock owned by Heavy Metal, L.C.

                   OmniSource Corporation owns 27.5% of the equity units of Heavy Metal, L.C. and Leonard Rifkin owns 9.4%, which represents the indirect ownership of approximately 3.6% and 1.2% of the shares of Steel Dynamics, Inc. common stock, but both OmniSource Corporation and Leonard Rifkin disclaim any beneficial ownership of Heavy Metal, L.C. equity units or of any indirectly held Steel Dynamics, Inc. common stock owned by the other.

Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                     N/A



Item 8.            Identification and Classification of Members of the Group:

                     N/A





                              Page 5 of 6 Pages



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ep

Item 9.            Notice of Dissolution of Group:

                     N/A


Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          Heavy Metal, L.C.



                                          By:  /s/ Leonard Rifkin
                                               ------------------------
                                               Leonard Rifkin, Member


Dated:  February 14, 1997

                                   EXHIBITS
                                   --------

Exhibit No.                Description of Exhibit                  Page
-----------                ----------------------                  ----
10.1a          Stockholders Agreement dated June 30, 1994.          *

10.1b          Amendment No. 1 to Stockholders Agreement.           *

10.1c          Amendment No. 2 to Stockholders Agreement.           *

10.1d          Amendment No. 3 to Stockholders Agreement.           *


-------------
* Pursuant to Rule 12b-32 of the Exchange Act, Hevy Metal, L.C. hereby incorporates by reference herein, as Exhibits 10.1a, 10.1b, 10.1c, and 10.1d hereto, Exhibits 10.27, 10.28, 10.29 and 10.30, respectively, to the Registration Statement filed by Steel Dynamics, Inc., effective November 21, 1996, as Registratin No. 333-12521.